February 6, 2009

Ms. Lynn Dicker
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, DC 20549

Re:       Form 10-KSB FYE February 29, 2008
Form 10-Q FQE November 30, 2008

Ms. Dicker:

I am in receipt of your letter dated January 26, 2009 (the “Comment Letter”) with respect to the above referenced filings of Sono-Tek Corporation (the “Company”).

Set forth below are the Company’s responses to the Comment Letter.  For your convenience, we have replied by reference to the captions and comments in the Comment Letter.

Form 10-KSB FYE February 29, 2008

Item 6. Management’s Discussion and Analysis, page 7

1.	Please revise future filings to provide the disclosures required by Item 303(c) of Regulation S-K.

Response:  In future filings, the Company will provide the disclosures required by Item 303(c) of Regulation S-K to the extent applicable.

Liquidity and Capital Resources, page 9

2.
We note in the last sentence of the section of “Operating Activities” that you have included the purchase of equipment and leasehold improvements as one of the reasons for the decrease in cash provided from operations.  In future filings, if applicable, only include such reference under “Investing Activities”.

Response: The Company inadvertently disclosed the purchase of equipment and leasehold improvements under both operating activities and investing activities.  In future filings, if applicable, the Company will reference the purchase of equipment and leasehold improvements under “Investing Activities”.

Item 8A. Controls and Procedures, page 13

Evaluation of disclosure Controls and Procedures, page 13

3.
We note your disclosure that your Chief Executive Officer and Chief Financial Officer “concluded that the Company’s disclosure controls and procedures are effective as of the period covered by this report” and “are designed to ensure that information required to be disclosed in Company reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC rules and forms.”  Revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

Response: In future filings, the Company will revise its disclosures with respect to the officers’ conclusions, if true, that disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Note 2. Significant Accounting Policies, page 29

Revenue Recognition, page 31

4.
We note the disclosure added on rights of return based on your previously issued response letter dated September 26, 2006.  As noted in your response, please expand your disclosure in future filings to disclose whether or not you grant price adjustments after a sale is completed.  In addition, if true, in regards to discounts and allowances, expand your disclosure by stating that they are recorded at the time a sale is recorded.

Existing Disclosure:
Sales are recorded at the time title passes to the customer, which, based on shipping terms, generally occurs when the product is shipped to the customer.  Based on prior experience, the Company reasonably estimates its sales returns and warranty reserves. Sales are presented net of discounts and allowances.  Discounts and allowances are determined when a sale is negotiated.  The Company does not grant its customers or independent representatives the ability to return equipment after a sale is complete.

Response: The Company will revise future filings to disclose that it does not grant price adjustments after a sale is completed.

The Company presently discloses that its sales are presented net of discounts and allowances and that discounts and allowances are determined when a sale is negotiated.  The Company will revise future filings to disclose that discounts and allowances are recorded at the time a sale is recorded.

Note 12. Stockholders’ Equity, page 36

5.	In future filings please revise to provide all the disclosures required by paragraph A240 of SFAS 123(R) and SAB Topic 14.D.

Response: In future filings, the Company will provide all the disclosures required by paragraph A240 of SFAS 123(R) and SAB Topic 14.D, to the extent applicable.

Exhibits 31.1 and 31.2

6.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response: In future filings, the Company will omit the title of the certifying individual at the beginning of the certification.

Form 10-Q FQE November 30, 2008

Consolidated Balance Sheets, page 1

7.
We note that there has been no change in the allowance for accounts receivable balance from February 29, 2008 through November 30, 2008 even though the accounts receivable balance has increased by approximately $320,000.  Please explain to us your consideration of the allowance and why you believe there is no need to adjust the balance.

Response:  The Company’s internal credit policies require management to review the payment history of all existing customers and the creditworthiness of new customers.  In addition, it is the Company’s policy to require a down payment from a majority of its existing and new customers prior to shipment.

The allowance for the accounts receivable balance is based on management’s review of each customer’s balance and the age of the invoice. The allowance appears to be fairly stated based upon cash receipts subsequent to November 30, 2008.  In addition, our historical bad debt expense, as a percentage of sales is as follows:

	Fiscal Year Ended
	February 29,	February 28,
	2008	2007	2006	2005

Bad Debt Expense %	0.00%	0.05%	0.06%	0.20%

Based on management’s review, subsequent cash receipts and the Company’s historical bad debt expense, no adjustment to the allowance appears necessary.

In responding to your comments the Company acknowledges that it (1) is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any questions concerning the foregoing responses.  Thank you.

Sincerely,

/s/ Stephen J. Bagley

Stephen J. Bagley
Chief Financial Officer